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[VEDDER PRICE LOGO]                          VEDDER PRICE P.C.
                                             222 NORTH LASALLE STREET
                                             CHICAGO, ILLINOIS 60601
                                             312-609-7500
                                             FAX: 312-609-5005



Jennifer M. Goodman                          CHICAGO - NEW YORK CITY
312-609-7732                                 WASHINGTON, D.C. - ROSELAND, N.J.
jgoodman@vedderprice.com


                                             May 16, 2008




Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

    Re:  Definitive Proxy Materials and File Nos for:
         --------------------------------------------

         Nuveen New York Dividend Advantage Municipal Fund (811-09135), Nuveen New York Dividend Advantage Municipal Fund 2 (811-10253), Nuveen New York Investment Quality Municipal Fund, Inc. (811-06718), Nuveen New York Municipal Value Fund, Inc. (811-05238), Nuveen New York Performance Plus Municipal Fund, Inc. (811-05931), Nuveen New York Quality Income Municipal Fund, Inc. (811-06424), Nuveen New York Select Quality Municipal Fund, Inc. (811-06295), Nuveen Insured Dividend Advantage Municipal Fund (811-09475), Nuveen Insured Municipal Opportunity Fund, Inc. (811-06379), Nuveen Insured Premium Income Municipal Fund 2 (811-07792), Nuveen Insured Quality Municipal Fund, Inc. (811-06206), Nuveen Insured Tax-Free Advantage Municipal Fund (811-21213), Nuveen Insured New York Dividend Advantage Municipal Fund (811-09473), Nuveen Insured New York Premium Income Municipal Fund, Inc. (811-06619), Nuveen Insured New York Tax-Free Advantage Municipal Fund (811-21211), Nuveen Premier Insured Municipal Income Fund, Inc. (811-06457), Nuveen Core Equity Alpha Fund (811-22003), Nuveen Real Estate Income Fund (811-10491), Nuveen Diversified Dividend and Income Fund (811-21407), Nuveen Equity Premium and Growth Fund (811-21809), Nuveen Equity Premium Advantage Fund (811-21731), Nuveen Equity Premium Income Fund (811-21619), Nuveen Equity Premium Opportunity Fund (811-21674), Nuveen Quality Preferred Income Fund (811-21802), Nuveen Quality Preferred Income Fund 2 (811-21137), Nuveen Quality Preferred Income Fund 3 (811-21242), Nuveen Tax-Advantaged Total Return Strategy Fund (811-21471), Nuveen Tax-Advantaged Dividend Growth Fund (811-22058), Nuveen Global Government Enhanced Income Fund (811-21893), Nuveen Global Value Opportunities Fund (811-21903), Nuveen Multi-Currency Short-Term Government Income Fund (811-22018), Nuveen Multi-Strategy Income and Growth Fund (811-21293) and Nuveen Multi-Strategy Income and Growth Fund 2 (811-21333).

To the Commission:

         On behalf of the Funds, electronically transmitted herewith is the definitive proxy statement and form of proxy for a Special Meeting of each Fund. The Special Meetings will be held Monday, June 30, 2008. It is intended that the definitive proxy materials will be mailed on or about May 19, 2008. Please call the undersigned at (312) 609-7732 with any questions or comments regarding this filing.

                                             Sincerely,


                                             /s/Jennifer M. Goodman
                                             Jennifer M. Goodman

Enclosures